February 24, 2006

via U.S. mail and facsimile

Robert E. Schjerven
Chief Executive Officer
Lennox International Inc.
2140 Lake Park Boulevard
Richardson, TX  75080

	Re:	   Item 4.02 Form 8-K
	Filed:	   February 21, 2006
	File No.  1-15149

Dear Mr. Schjerven:

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.
1. Please clarify for us whether the restatements disclosed in your
Form 8-K filed on February 21, 2006, affected any period prior to the fiscal quarter ended March 31, 2005. If the restatement did impact periods prior to the fiscal quarter ended March 31, 2005, please confirm that you will restate these prior periods, in addition to restating each interim period in 2005.
2. You have disclosed that the financial statements included in your
Forms 10-Q for the fiscal quarters ended September 30, 2005, June
30,
2005, and March 31, 2005 should no longer be relied upon.
However,
you have not indicated how and when you intend to reflect the restated financial statements for these periods. Please tell whether you intend to file restated Forms 10-Q/A for each of the aforementioned periods or whether you intend to give effect to these restatements in your Form 10-K for the fiscal year ended December 31,
2005. We may have further comments after you file the restated financial statements.

We remind you that when you file your restated financial statements you should appropriately address the following:
* an explanatory paragraph in the reissued audit opinion, if applicable,
* full compliance with SFAS 154, paragraphs 25 and 26,
* fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data,
* updated Item 9A. and Item 4 disclosures should include the following:
o a discussion of the restatement and the facts and circumstances surrounding it,
o how the restatement impacted the CEO and CFO`s original conclusions regarding the effectiveness of your disclosure controls and procedures,
o changes to internal controls over financial reporting, and
o anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
Refer to Items 307 and 308(c) of Regulation S-K.
* updated certifications.

*    *    *    *

      Please respond to these comments within 5 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in their filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


	If you have any questions regarding these comments, please direct them to Meagan Caldwell, Staff Accountant, at (202) 551-
3754
or, in her absence, to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief
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Robert E. Schjerven
Lennox International Inc.
February 24, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE